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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HouseValues, Inc.

(Name of Issuer)

Common Stock - $0.001 par value

(Title of Class of Securities)

44183Y (CUSIP Number)

Eric DeJong, Perkins Coie, 1201 Third Avenue, Ste. 4800, Seattle, WA 98101, (206) 359-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 44183Y

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Mark S. Powell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

285,667[1]
6 SHARED VOTING POWER

746,412[1]
7 SOLE DISPOSITIVE POWER

285,667[1]
8 SHARED DISPOSITIVE POWER

746,412[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,032,079[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%[2]
12	TYPE OF REPORTING PERSON (See Instructions)

Individual
[1]

Mark S. Powell directly owns 285,667 shares of Common Stock, and indirectly owns 686,412 shares of Common Stock held in the name of Boxstar, LLC, a Washington limited liability company of which Mr. Powell is a co-member, and 60,000 shares of Common Stock held in the name of Mr. Powell’s spouse. Mr. Powell has sole voting and dispositive power with respect to the shares that he owns directly, and shared voting or dispositive power with respect to the shares that he owns indirectly.

[2]	Based on 24,410,843 common shares outstanding as of December 31, 2006.

ITEM 1.	(a)	NAME OF ISSUER:

HouseValues, Inc.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

11332 N.E. 122nd Way, Kirkland, WA 98034

ITEM 2.	(a)	NAME OF PERSON FILING:

Mark S. Powell

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

11332 N.E. 122nd Way Kirkland, WA 98034

	(c)	CITIZENSHIP:

USA

	(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

	(e)	CUSIP NUMBER:

44183Y

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J).

ITEM 4.	OWNERSHIP.

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

(a) AMOUNT BENEFICIALLY OWNED:

1,032,079[1]

(b) PERCENT OF CLASS:

4.2%[2]

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) Sole power to vote or to direct the vote:

285,667[1]

(ii) Shared power to vote or to direct the vote:

746,412[1]

(iii) Sole power to dispose or direct the disposition of:

285,667[1]

(iv) Shared power to dispose or direct the disposition of:

746,412[1]

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10.	CERTIFICATIONS.

N/A

[1]

Mark S. Powell directly owns 285,667 shares of Common Stock, and indirectly owns 686,412 shares of Common Stock held in the name of Boxstar, LLC, a Washington limited liability company of which Mr. Powell is a co-member, and 60,000 shares of Common Stock held in the name of Mr. Powell’s spouse. Mr. Powell has sole voting and dispositive power with respect to the shares that he owns directly, and shared voting or dispositive power with respect to the shares that he owns indirectly.

[2]	Based on 24,410,843 common shares outstanding as of December 31, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007	By:	/s/ Mark Powell
(Date)		(Signature)

Mark S. Powell
(Name)

N/A
(Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).